Exhibit 12.1

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DISTRIBUTIONS

	Nine Months Ended		Fiscal Year Ended September 30,
	June 30, 2015		2014		2013		2012		2011		2010
Earnings before Fixed Charges:
Net Income from Continuing Operations	$15,418,190		$19,845,294		$21,103,686		$18,699,765		$15,263,380		$11,043,787
Interest Expense	13,429,179		16,104,678		14,956,954		15,352,499		14,870,906		14,699,157
Amortization of Financing Costs	608,251		725,745		647,112		630,969		457,279		409,689
Total Earnings before Fixed Charges	$29,455,620		$36,675,717		$36,707,752		$34,683,233		$30,591,565		$26,152,633

Fixed Charges & Preferred Stock Dividends:
Interest Expense	$13,429,179		$16,104,678		$14,956,954		$15,352,499		$14,870,906		$14,699,157
Amortization of Financing Costs	608,251		725,745		647,112		630,969		457,279		409,689
Preferred Dividend	6,455,274		8,607,032		8,607,032		5,513,126		4,079,219		2,521,214
Total Fixed Charges & Preferred Share Dividends	$20,492,704		$25,437,455		$24,211,098		$21,496,594		$19,407,404		$17,630,060

Fixed Charge Coverage Ratio	1.4	x	1.4	x	1.5	x	1.6	x	1.6	x	1.5	x